InMode Ltd.

Tavor Building, Sha’ar Yokneam, P.O. Box 533

Yokneam 2069206, Israel

August 5, 2019

VIA EDGAR AND OVERNIGHT DELIVERY

Heather Percival
Russell Mancuso
United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	InMode Ltd.
Registration Statement on Form F-1 (File No. 333-232615)
Registration Statement on Form 8-A

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form F-1 (File No. 333-232615) (the “F-1 Registration Statement”) filed by InMode Ltd. (the “Company”) with the U.S. Securities and Exchange Commission (the “SEC”) and the Registration Statement on Form 8-A covering the ordinary shares of the Company to be filed by the Company with the SEC (the “8-A Registration Statement,” and together with the F-1 Registration Statement, the “Registration Statements”).

The Company hereby requests that the effective date for the Registration Statements be accelerated to 4:00 p.m., Eastern Time, on August 7, 2019, or as soon as practicable thereafter, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended.

By separate letter the underwriters of the issuance of securities being registered have joined in this request for acceleration.

* * * * * *

If you have any questions, please do not hesitate to contact, at Mayer Brown LLP, Anna Pinedo at (212) 506-2275. We request that we be notified of the effectiveness of the Registration Statement by a telephone call to Ms. Pinedo, and that such effectiveness also be confirmed in writing.

Very truly yours,

INMODE LTD.

By:	/s/ Yair Malca
Yair Malca
Chief Financial Officer

CC:	Moshe Mizrahy, InMode Ltd.
Anna T. Pinedo, Esq., Mayer Brown LLP